EXHIBIT 99.1

Interim results for the period ended June 30, 2024

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) signed an agreement for a 20-year FLNG deployment in Argentina. Strong progress on further FLNG opportunities.
  Golar and bp entered into commercial reset arrangements for FLNG Gimi for the pre-Commercial Operations Date (“Pre-COD”) period, enabling refinancing at improved terms which is expected to release liquidity of up to $0.5 billion.
  Finalization of yard EPC and payment terms agreed in preparation for contracting of 3.5mtpa MKII FLNG.
  Golar reports Q2 2024 (“Q2” or “the quarter”) Net income attributable to Golar of $26 million, and Adjusted EBITDA1 of $59 million.
  Adjusted EBITDA backlog1 of approximately $11 billion, including existing and redeployment charters for FLNGs Hilli and Gimi, before commodity exposure.
  FLNG Hilli Episeyo maintains market leading operational track record. Cumulative production to date surpasses 8 million tons.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli Episeyo: Maintained her market leading operational track record, generating $69 million of Q2 Distributable Adjusted EBITDA1, of which Golar’s share was $64 million, both in line with Q1, 2024.

FLNG Gimi: In August 2024, Golar and the Greater Tortue Area (“GTA”) operator, a subsidiary of BP p.l.c. (“bp”), executed agreements simplifying and settling previous disputes related to payment mechanisms for pre-COD contractual cashflows (“the commercial reset”). Golar is now contractually entitled to receive daily payments from January 10, 2024 until the Commercial Operations Date (“COD”). The daily payments have step-up mechanisms based on project milestones up to COD and are secured by long-stop dates. Golar will also be entitled to certain lump-sum bonus payments subject to the achievement of certain project milestones. Under the new arrangements and based on the operator’s latest timeline, Golar expects to receive approximately $220 million across 2024 and 2025 in pre-COD compensation inclusive of milestone bonuses, of which approximately $130 million will be invoiced in 2024. The $110 million that Golar has paid bp in liquidated damages for the period up until January 10, 2024 will remain with bp. It is expected that this pre-COD compensation, net of already paid liquidated damages, will be deferred on the balance sheet.

The FLNG Gimi is moored at the GTA Hub offshore Mauritania and Senegal, ready to commence operations. Following the commercial reset of pre-COD contractual arrangements, Golar, bp and Kosmos Energy Ltd. (“Kosmos”) have agreed to use an LNG commissioning cargo to accelerate the commissioning schedule. A bp and Kosmos procured LNG cargo is expected to arrive at the GTA hub within August. The commissioning cargo is intended to parallel process the commissioning of the GTA FPSO and FLNG Gimi, and targets to shorten the time to COD.

COD will occur upon completion of all project infrastructure commissioning and will trigger the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion (Golar's share) of Adjusted EBITDA Backlog1 and recognition of the contractual day rate comprised of capital and operating elements in both the balance sheet and income statement.

The commercial reset also enables refinancing of the existing FLNG Gimi debt facility. A potential refinancing facility is now in the credit approval process. This potential debt facility offers a lower margin and improved amortization profile versus the current vessel debt facility and will release significant liquidity to Golar.

FLNG business development: In July 2024, Golar and Pan American Energy (“PAE”) entered into definitive agreements for a 20-year FLNG deployment project in Argentina. Expected to commence LNG exports within 2027, the project will tap into the Vaca Muerta shale deposit in the Neuquén Basin, the world’s second largest shale gas formation. The fully executed agreements include a Gas Sales Agreement from PAE for the supply of gas and an FLNG charter agreement with Golar. A final investment decision is expected before year-end subject to receipt of regulatory and environmental approvals and satisfaction of customary closing conditions.

The PAE project expects to utilize Golar’s FLNG Hilli Episeyo. With a nameplate capacity of 2.45 million tons per annum (“mtpa”) and assuming 90% capacity utilization, a re-deployed FLNG Hilli Episeyo is expected to generate an Adjusted EBITDA per MMBtu of approximately US$2.6, equivalent to annual Adjusted EBITDA1 of approximately $300 million, with a commodity-linked pricing element additional to this. As part of the agreements, Golar will also hold a 10% stake in Southern Energy S.A., a dedicated joint venture with PAE, responsible for the purchase of domestic natural gas, operations, and sale and marketing of LNG volumes from Argentina.

This initiative is envisaged to be the first phase of a multi-vessel project. In addition to FLNG Hilli Episeyo, this opportunity represents one of several potential deployment prospects for a 3.5mtpa MKII FLNG.

Golar’s offering as the only proven operator of FLNG as a service and planned available liquefaction capacity from 2027/2028 continues to be met by strong prospective client interest for additional FLNG projects. FLNG project opportunities in West Africa, South America, the Middle East and Southeast Asia are at various stages of development. The commercial team has been further expanded with two senior resources.

Further development of our planned MKII 3.5mtpa FLNG is progressing. Long lead items already ordered are now 63% complete. Golar targets to enter into a yard EPC contract for conversion of Fuji LNG into a MKII FLNG within Q3 2024. If the order is placed within this timeframe, the MKII FLNG will be delivered within 2027. As part of the yard discussions, we have also secured an option for a second MKII FLNG for delivery within 2028.

Other/Shipping: Operating revenues and costs under corporate and other items is comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Italis LNG (formerly known as Golar Tundra). The non-core shipping segment is comprised of the LNGC Golar Arctic and Fuji LNG which is now trading on a multi-month charter. Subject to contracting, Fuji LNG is expected to enter the FLNG conversion yard at the end of her current charter in Q1 2025. Golar Arctic remains a candidate for sale or long-term charter.

Shares and dividends: As of June 30, 2024, 104.0 million shares are issued and outstanding. Of the $150.0 million approved share buyback scheme, $74.1 million remains available.

Golar’s Board of Directors approved a total Q2 2024 dividend of $0.25 per share to be paid on or around September 3, 2024. The record date will be August 26, 2024.

The Annual General Meeting was held on August 13, 2024.

Financial Summary

(in thousands of $)	Q2 2024	Q2 2023	% Change	YTD 2024	YTD 2023	% Change
Net income/(loss)	35,230	6,910	410%	101,725	(85,659)	(219)%
Net income/(loss) attributable to Golar LNG Ltd	25,907	(4,545)	(670)%	81,127	(106,408)	(176)%
Total operating revenues	64,689	77,530	(17)%	129,648	151,498	(14)%
Adjusted EBITDA [1]	58,716	82,815	(29)%	122,303	166,963	(27)%
Golar’s share of Contractual Debt [1]	1,197,626	1,176,630	2%	1,197,626	1,176,630	2%

Financial Review

Business Performance:

	2024		2023
(in thousands of $)	Apr-Jun	Jan-Mar	Apr-Jun
Net income	35,230	66,495	6,910
Income taxes	140	138	1,445
Net income before income taxes	35,370	66,633	8,355
Depreciation and amortization	13,780	12,476	12,450
Impairment of long-lived assets	—	—	5,021
Unrealized loss/(gain) on oil and gas derivative instruments	16,050	(2,148)	76,646
Other non-operating expense, net	—	—	1,305
Interest income	(8,556)	(10,026)	(11,836)
Interest expense	—	—	610
Gains on derivative instruments, net	(107)	(6,202)	(11,673)
Other financial items, net	54	2,640	464
Net losses from equity method investments	2,125	214	1,577
Net income from discontinued operations	—	—	(104)
Adjusted EBITDA [1]	58,716	63,587	82,815

	2024
	Apr-Jun				Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,120	5,444	3,125	64,689	56,368	5,386	3,205	64,959
Vessel operating expenses	(22,765)	(5,056)	(3,453)	(31,274)	(18,784)	(5,137)	(1,941)	(25,862)
Voyage, charterhire & commission expenses	—	—	(1,711)	(1,711)	—	(33)	(1,737)	(1,770)
Administrative income/ (expenses)	34	(5,882)	(4)	(5,852)	(471)	(6,590)	(14)	(7,075)
Project development (expenses)/income	(1,300)	(2,226)	—	(3,526)	(1,085)	274	(1)	(812)
Realized gain on oil and gas derivative instruments (2)	36,390	—	—	36,390	34,147	—	—	34,147
Adjusted EBITDA [1]	68,479	(7,720)	(2,043)	58,716	70,175	(6,100)	(488)	63,587

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2023
	Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	60,373	11,697	5,460	77,530
Vessel operating expenses	(15,869)	(7,006)	(1,834)	(24,709)
Voyage, charterhire & commission expenses	(150)	—	(74)	(224)
Administrative (expenses)/income	(42)	(7,962)	10	(7,994)
Project development income	(1,965)	(16,590)	—	(18,555)
Realized gain on oil and gas derivative instruments	46,451	—	—	46,451
Other operating loss	2,499	7,817	—	10,316
Adjusted EBITDA [1]	91,297	(12,044)	3,562	82,815

Golar reports today Q2 net income of $35 million, before non-controlling interests, inclusive of $18 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $16 million; and
  A $2 million MTM loss on interest rate swaps.

The Brent oil linked component of FLNG Hilli Episeyo’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q2, we recognized a total of $36 million of realized gains on FLNG Hilli Episeyo’s oil and gas derivative instruments comprised of a:

  $20 million realized gain on the Brent oil linked derivative instrument of which Golar has an effective 89.1% interest;
  $4 million realized gain in respect of fees for the TTF linked production of which Golar has an effective 89.4% interest; and
  $12 million realized gain on the hedged component of the quarter’s TTF linked fees of which 100% is attributable to Golar.

Further, we recognized a total of $16 million of non-cash losses in relation to FLNG Hilli Episeyo’s oil and gas derivative assets, with corresponding movements in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  $16 million loss on the Brent oil linked derivative asset;
  $12 million gain on the TTF linked natural gas derivative asset; and
  $12 million loss on the economically hedged portion of the Q2 TTF linked FLNG  production.

Balance Sheet and Liquidity:

As of June 30, 2024, Total Golar Cash1 was $604 million, comprised of $528 million of cash and cash equivalents and $76 million of restricted cash.

Golar’s share of Contractual Debt1 as of June 30, 2024 is $1,198 million. Deducting Total Golar Cash1 of $604 million from Golar’s share of Contractual Debt1 of $1,198 million, leaves a debt position of $594 million.

A total of $85 million was invested in FLNG Gimi during the quarter, with the total FLNG Gimi asset under development balance, inclusive of $252 million of capitalized financing related costs, amounting to $1.7 billion as of June 30, 2024. Of this, $630 million was drawn against the $700 million debt facility secured by FLNG Gimi. Both the investment and debt drawn to date are reported on a 100% basis.

Expenditure on long-lead items, engineering services and conversion candidate Fuji LNG for the MKII FLNG amounted to $293 million as of June 30, 2024. Of this, $215 million is included in other non-current assets and $78 million in respect of Fuji LNG is presented in vessels and equipment, net. All MKII FLNG expenditure incurred to date, including the acquisition of Fuji LNG is fully equity financed.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at June 30, 2024 and for the six months period ended June 30, 2024, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
		- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to her disposal) and FLNG Gimi.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	+/- Debt within liabilities held for sale net of deferred finance charges
+/-Variable Interest Entity (“VIE”) consolidation adjustments
+/-Deferred finance charges
+/-Deferred finance charges within liabilities held for sale	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)	Total debt (current and non-current), net of:
+Deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the 100% basis of contracted fee income for executed contracts less forecasted operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprise of impairment of long-lived assets, release of prior year contract underutilization liability, MTM movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG
FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	June 30, 2024	December 31, 2023	June 30, 2023
Cash and cash equivalents	527,591	679,225	770,567
Restricted cash and short-term deposits (current and non-current)	93,930	92,245	132,219
Less: VIE restricted cash and short-term deposits	(17,590)	(18,085)	(18,804)
Total Golar Cash	603,931	753,385	883,982

Contractual Debt and Adjusted Net Debt

(in thousands of $)	June 30, 2024	December 31, 2023	June 30, 2023
Total debt (current and non-current) net of deferred finance charges	1,173,592	1,216,730	1,189,278
VIE consolidation adjustments	223,782	202,219	177,440
Deferred finance charges	20,711	23,851	29,672
Total Contractual Debt	1,418,085	1,442,800	1,396,390
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	(31,459)	(32,610)	(33,760)
Less: Keppel’s share of the Gimi debt	(189,000)	(189,000)	(186,000)
Golar’s share of Contractual Debt	1,197,626	1,221,190	1,176,630
Less: Total Golar Cash	(603,931)	(753,385)	(883,982)
Less: Receivables from the remaining unwinding of TTF hedges	(24,719)	(57,020)	(102,509)
Golar’s Adjusted Net Debt	568,976	410,785	190,139

Please see Appendix A for a capital repayment profile for Golar’s Contractual Debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure such as the FPSO. Delays could result in incremental costs to both parties to the LOA, delay FLNG commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
  our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
  our ability to meet our obligations with Pan American Energy (“PAE”) in connection with the recently signed agreement on FLNG deployment in Argentina;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG, one of our FLNG designs, will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investments in a donor vessel for a prospective Mark II project, the Fuji LNG, long-lead items and engineering services to date. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  changes in our ability to retrofit vessels as FLNGs and our ability to secure financing for such conversions on acceptable terms or at all;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
  global economic trends, competition and geopolitical risks, including impacts from the 2024 U.S. presidential election, the length and severity of future pandemic outbreaks, inflation and the ongoing conflicts in Ukraine and the Middle East, potential for trade wars or conflict between the US and China, attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure (“FM”) under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
  our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the natural gas and LNG supply;
  changes to rules on climate-related disclosures as required by U.S. Securities and Exchange Commission (the “Commission”), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
  changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
  a material decline or prolonged weakness in charter rates for LNG carriers or tolling rates for FLNGs;
  actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three and six months ended June 30, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and six months ended June 30, 2024, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

August 15, 2024
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended June 30 2024 (https://ml-eu.globenewswire.com/Resource/Download/912a7232-c4e8-46ef-a458-20311f23319e)